SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                Amendment No. 1
                                       to
                                  SCHEDULE TO
        Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              -------------------

                           RANCON REALTY FUND IV, LP
                           (Name of Subject Company)

MPF-NY 2007, LLC; SCM Special Fund, LLC; MPF Badger Acquisition Co., LLC; Steven
  Gold; MP Value Fund 5, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior
   Note Program II, LP; MP Income Fund 16, LLC; MPF Special Fund 8, LLC; MPF
           Acquisition Co. 3, LLC AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext. 1024                        (925) 631-9100 ext. 1006
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                Amount of
                     Valuation*                 Filing Fee
                     ----------                 ----------

                     $2,682,165                  $ 82.34

* For purposes of calculating the filing fee only. Assumes the purchase of 3,291 Units at a purchase price equal to $815 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $ 82.34
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: NOVEMBER 2, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; SCM Special Fund, LLC; MPF Badger Acquisition Co., LLC; MP Value Fund 5, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; MP Income Fund 16, LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC ; AND STEVEN GOLD (collectively the "Purchasers") to purchase 3,291 Units of limited partnership interest (the "Units") in Rancon Realty Fund IV, LP (the "Partnership"), the subject company, at a purchase price equal to $815 per Unit, less the amount of any distributions declared or made with respect to the Units between November 2, 2007 (the "Offer Date") and December 14, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 223 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 7,973 Units, or approximately 12.11% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC: 22 Units
SCM Special Fund, LLC: 55 Units
Steven Gold: 6 Units
MP Value Fund 5, LLC: 61 Units
MPF DeWaay Fund 5, LLC: 79 Units

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2007

MPF-NY 2007, LLC; SCM Special Fund, LLC; MPF Badger Acquisition Co., LLC; Steven Gold; MP Value Fund 5, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC; Sutter Opportunity Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; MP Income Fund 16, LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC


By: /s/ Chip Patterson
    -------------------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP


By: /s/ Chip Patterson
    -------------------------------
    Chip Patterson, Senior Vice President


STEVEN GOLD

/s/ Steven Gold